Exhibit 12.5

CILCORP INC.

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income (loss) from continuing operations	$(379,652)	$43,542
Add- Taxes based on income	42,484	19,411

Net income (loss) before income taxes	(337,168)	62,953
Add- fixed charges:
Interest on short-term and long-term debt (1)	54,188	53,592
Estimated interest cost within rental expense	687	430
Amortization of net debt premium, discount, and expenses	1,322	1,428
Subsidiary preferred stock dividends	654	1,354
Adjust preferred stock dividends to pretax basis	(73)	604

Total fixed charges	56,778	57,408

Less: Adjustment of preferred stock dividends to pretax basis	(73)	604

Earnings (loss) available for fixed charges	$(280,317)	$119,757

Ratio of earnings to fixed charges	-(2)	2.08

(1)	Includes FIN 48 interest expense
(2)

Earnings are inadequate to cover fixed charges by $337.1 million for the nine months ended September 30, 2009. In the first quarter of 2009, CILCORP recorded a goodwill impairment charge of $462 million. See note 14 - Goodwill Impairment of this Form 10Q for additional information.